

5G - Cloud Mobile App Maker with Machine Learning --- to help SMB's create their own (IOS & Android) Mobile Apps with No-Code or Low-Code - to engage and service their Customer Base.

A.I. Research, and Product Development, as well as Digitization Services for the Front & Back Office for Small & Midsize Businesses.

POWERED BY M.I.N.D®

5G & CLOUD MOBILE APP MAKER *POWERED BY* **M.I.N.D®**

To help SME's create their own **IOS & Android Mobile Apps** with No-Code or Low-Code to engage and service their customer base.

✓ In-App Purchases – Sell Professional Services & or Food from within the App.

✓ Social Media Integration – Integration with Facebook, Twitter, LinkedIn, & YouTube.

✓ Quote Request – Request a Quote for Professional Services.

✓ Push Notifications – Announce Specials, News & Events to App Users.

✓ Customer Loyalty – Membership, Loyalty Points, & Discount Coupons.

✓ Navigation – Give Customers (GPS) turn by turn directions to your business.



Our Partnership with Lodz University of Technology

Lodz University of Technology (TUL),), was created in1945 and has developed into one of the Top Technical Universities in Poland. Today it covers nearly 49 Acres in over 70 separate buildings, the majority of them are situated in the Main University Area, almost 15,000 students are currently studying at the University. The Educational and Scientific tasks of the University are carried out by about 3,000 staff members.

 AIEDC and Lodz University of Technology shall explore opportunities for the common goals and implementation, as it relates to the area of Artificial Intelligence for Research and Product Development.

 The Partnership also includes the sharing of Results and Research in the field of Artificial Intelligence, as well as the Developing of Research Projects, especially with the participation of the Scientific and Business Communities within the United States



RESEARCH IN THE FIELD OF ARTIFICIAL INTELLIGENCE DEVELOPED AT LODZ UNIVERSITY OF TECHNOLOGY

McKinsey & Company / Connected World Report



A more connected world
Vision quality checks
Frictionless customer experience in store
AGV
Vehicle-to-infrastructure
Connected surroundings
Integrated command centers

INDUSTRY OUTLOOK / Exhibit One

Exhibit 1

US consumers are accelerating adoption of digital channels, a trend seen across global regions.


Digital adoption, by industry, % of digital access
Regular users
First-time users
Banking
73
21
51
Entertainment
64
24
40
Grocery
61
31
30
Apparel
45
13
31
Utilities
39
9
30
Telcom carriers
38
11
27
Travel
37
6
31
Insurance
35
8
27

Note: Figures may not sum to listed totals, because of rounding.

Source: McKinsey COVID-19 US Digital Sentiment Survey, Apr 25–28, 2020

INDUSTRY OUTLOOK / Exhibit Two

Exhibit 2

A plan for the first 90 days has four efforts to launch immediately.









	Refocus digital efforts toward changing customer expectations	Use new data and AI[1] to improve business operations	Selectively modernize technology capabilities	Increase organizational drumbeat
Sprint 1: days 1–29	Align organization to new digital priorities	Assess performance of critical decision-support models	Create rightsizing plan for shifting to variable cost structure and begin assessing cyberrisks	Assess where organizational velocity is needed and where remote-work models could drive productivity
Sprint 2: days 30–59	Bring digital channels to parity or better vs competition	Recalibrate and/or rebuild models	Set up cloud-based data platform and automate software-delivery pipeline	Deploy new models leveraging agile and remote
Sprint 3: days 60–90	Launch new digital offerings or channels	Develop next-generation data sets and models for optimal performance	Begin strengthening technology talent bench	Upskill organization for accelerated digital world

[1] Artificial intelligence.







INDUSTRY OUTLOOK / Macro

Faster AI adoption and absorption by front-runners can create larger economic gains.
SIMULATION
Relative changes in cash flow by AI-adoption cohort, cumulative % change per cohort
140
120
100
80
60
40
20
0
–20
–40
2020
2030
122
Front-runner (absorbing within first 5–7 years)
10
Follower (absorbing by 2030)
–23
Laggard (do not absorb by 2030)
Front-runner breakdown, % change per cohort
82
135
–18
–77
122
Economy-wide output gains
Output gain/ loss from/ to peers
Transition costs
Capital expenditure
Total
Laggard breakdown, % change per cohort
11
–49
–4
19
–23
Economy-wide output gains
Output gain/ loss from/ to peers
Transition costs
Capital expenditure
Total

Note: Numbers are simulated figures to provide directional perspectives rather than forecasts.

McKinsey&Company | **Source:** McKinsey Global Institute analysis

THE MARKET:

In more than two-thirds of our use cases, artificial intelligence (AI) can improve performance beyond that provided by other analytics techniques.



Breakdown of use cases by applicable techniques, %

Full value can be captured using non-AI techniques — 15

AI necessary to capture value ("greenfield") — 16

AI can improve performance over that provided by other analytics techniques — 69



Potential incremental value from AI over other analytics techniques, %

Travel	128
Transport and logistics	89
Retail	87
Automotive and assembly	85
High tech	85
Oil and gas	79
Chemicals	67
Media and entertainment	57
Basic materials	56
Agriculture	55
Consumer packaged goods	55
Banking	50
Healthcare systems and services	44
Public and social sectors	44
Telecommunications	44
Pharmaceuticals and medical products	39
Insurance	38
Advanced electronics/semiconductors	36
Aerospace and defense	30

McKinsey&Company | **Source:** McKinsey Global Institute analysis

THE PROBLEM



COVID-19 shutdowns have decimated Small and Midsized Enterprises (SME). One-third of SME's in the U.S. never expect to reopen, according to an State of Small Business report that surveyed nearly 40,000 small business owners and managers conducted in part by the World Bank, the Organization for Economic Co-operation and Development (OCED), and the Small Business Roundtable.



Businesses not currently operational or engaging in any revenue-generating activities
by Industry
50%
40%
30%
20%
10%
0%
Agriculture Forestry Fishing Mining
Construction
Hotels Cafes Restaurants
Information Comms
Logistics
Manufacturing
Retail
Services

OUR SERVICES

POWERED BY M.I.N.D®

 **A.I. via the Cloud Churn Prediction Service**

Using our **M.I.N.D ®** Machine Intelligence NeuralNetwork Database via Machine Learning and other Data Analytics to identify SME's Churn rate as a result of COVID-19 and other Variables.

 **Tech Digitization Service**

Automation Efficiencies, Application Development for Websites, Cloud Migration, Data Storage Technological Development, (IT) Consulting, (IT) Solutions for SME's.

 **A.I. via the Cloud Future Trends Service**

Using the **M.I.N.D ®** Machine Intelligence NeuralNetwork Database and our unique Algorithm "IA > M1 ∴ IC + AI = W", via Machine Learning and other Data Analytics with Sequential Decisions Based on Algorithmic Probability and the Markov Decision Processes (MDP) in A.I. to predict the *Economic & Business Cycle Trends*.



TRADEMARKS & PATENTS



M.I.N.D ® Machine Intelligence NeuralNetwork Database

Class 36: Financial Analysis; Financial Consultancy; Financial Information; Financial Management; Financial Research; Financial Valuations.

IA > M1 ∴ IC + AI = W." ®

Intangible Assets **(IA),** is greater than Money Supply **(M1),** therefore --- Intellectual Capital **(IC),** plus Artificial Intelligence **(AI),** equals Wealth **(W).**

Class 36: Financial Analysis; Financial Consultancy; Financial Information; Financial Management; Financial Research; Financial Valuations.

THE TEAM















Leonard S. Johnson "LS"
Founder / CEO of AIEDC

Leonard is the CEO of the Artificial Intelligence Economic Development Corporation, a ***"Stanford Educated Entrepreneur" (SEE)***; and a member of the National Diversity Coalition (NDC) -- additionally, he has been the former CEO of several Startups, as well as - an Author (2011), and conducting Senior Stock Loans for corporate executives. He has also been a member of several other prominent organizations including some of the following: The Association for the Advancement of Artificial Intelligence (AAAI), The Internet Society, The Royal Institute of International Affairs (RIIA), Forbes CEO Network, and Citizens for Global Solutions. After completing Stanford's Post-Graduate SDRM Program, under the School of Engineering which focused on Decision and Probability Theory, as well as being part of the distinguishable low 17% graduation rate. He is now pursuing a ***Ph.D. Degree in Artificial Intelligence***, where his work is focused on building a ***"Universal Artificial Intelligence"*** --- **M.I.N.D ®** Machine Intelligence NeuralNetwork Database with Sequential Decisions Based on Algorithmic Probability and the Markov Decision Processes (MDP) in A.I. --- centered around "***IDEAS***" in Economics, to take the process from Ideation to Monetization, (***Endogenous Growth Theory***), as well as to set Policy and Value Iteration.



Dr. Alexander "Rocky" Nawrocki, Ph.D.
Chairman of AIEDC / CEO Airspeed Equity

Dr. Nawrocki is the Chairman of the Artificial Intelligence Economic Development Corporation, *Alexander is also the CEO of Airspeed Equity*, and brings more than 20 years of technology leadership, management and industry experience in many areas. He has broad based experience in several technical areas, as well as being a founding member of the Java-Consortium, he is active in and on several other technology standards boards, and chairs various technical and advisory committees.

In addition to the above activities, he is also acting CEO and chairs several companies' Board of Directors. Dr. Nawrocki was responsible for managing all aspects of space operations for the Canadian-built, Space Station Robotics, among them systems used to maintain and operate the *International Space Station and Space Shuttle*.

He staffed and managed a team of 1,200 engineers in multiple geographies with responsibility for designing, developing, and maintaining embedded, real-time, safety critical robotic systems.

Dr. Nawrocki also *served as a Professor at École de technologie supèrieure (ÉTS)* teaching "Object-Oriented Software Engineering" (Graduate Level) and a Professor at École Polytechnique de Montrèal Educational Institution teaching "Operations of Human Space Flights" (Graduate Level) and *"Space Tele-robotics"* (Graduate Level).

Dr. Nawrocki holds a Bachelor's degree with Honors in Electronic Engineering, Master's degree in Computer Science *("Summa Cum Laude")* and a ***Ph.D. in Aerospace Engineering***.





Mr. Kris Skrinak
AIEDC --- Board Member

Kris has expertise in Economics and Mathematics, as well as being the **Global Machine Learning Technical Lead at Amazon Web Services (AWS)**, and the Co-Founder of the Machine Learning Group for the Amazon Partner Network (APN), prior to Amazon --- Kris was a Computer Vision Architect at GoPro. He founded and sold 2 Silicon Valley startups in Finance and Network Monitoring.

Kris started his career as a Quantitative Strategist at Goldman Sachs, developed predictive maintenance apps as an AI Engineer at ATT, and later was with Sun Microsystems where he developed a love for entrepreneurial ventures. His first start-up was Capital Technologies. CapTech developed a network monitoring system, renamed FogLight, and service organization, renamed SiteRock. **FogLight was acquired by Quest Software Inc (NASDAQ: QSFT)** and SiteRock by Navisite Inc (NASDAQ: NAVI).

Kris left CapTech to be the lead investor and President of the Web-based investment research firm, ClearStation. After 18 months of aggressive growth **Kris guided the sale of the company to E*TRADE Financial (NYSE: ET).**



Dr. Andrzej Romanowski Ph.D., D.Sc.
AIEDC – CTO

Andrzej is also the Vice Dean and Assistant Professor at the Institute of Applied Computer Science at Lodz University of Technology (TUL).

His ***Ph.D. thesis was related to statistical algorithms for inverse problem solving*** in electrical process tomography measurement systems. His DSc (habilitation) was related to contextual data processing and crowdsourcing methods for industrial processes monitored with tomography systems. Andrzej's current research focuses on combining data together with users and their needs. He is looking for progress in applications where data processing has not been fully automatized yet. He investigates how to couple human and computer intelligence in order to achieve improved outcomes. Additionally, as a practice-oriented academic with industry experience, he is primarily interested in stimulating user development through interactive systems. **His goal is to establish coherent practices that use human computer interaction (HCI) in everyday life, industrial and professional contexts to create knowledge and innovation**. Andrew has served for several years as Chapter President and Officer for Polish Information Processing Society Chapter, ACM Lodz Chapter, and SIGCHI Poland Chapter.

Andrzej is a co-author of more than 150 publications, including several books, book chapters, and numerous journal and conference papers. He gained scientific experience during research internships at leading European research centers.



Dr. Radosław Adamus Ph.D.
AIEDC --- CSO

Radoslaw is also the Assistant Professor at the Institute of Applied Computer Science at Lodz University of Technology (TUL).

Radosław Adamus received his Ph.D. in Computer Science from the Institute of Computer Science Polish Academy of Science in 2005. **He is a passionate teacher and researcher in the field of software engineering with particular emphasis on distributed system design, software architecture, clean code and testing**. During his career he participated in many scientific projects in different roles.

In addition to academic activity, he is also involved with professional software development in several different roles -- such as; Developer, Analysts, Architect.

The experience he has gained is used in teaching his students. The result is the quality and confirmation for "Software testing methods" courses conducted for Computer Science students at the Faculty of Electrical, Electronic, Computer and Control Engineering, at the Lodz University of Technology.



David J. Kelley
AIEDC – Advisory Board Member

David is the Senior Software Architect for **Boston Consulting Group's** Omnia Platform Program with Artificial Intelligence.

He is the quintessential Technologist and Technocrat, having been everything from CTO, to AGI Scientist. This includes CTO, Futurist, Solution Architect, Development Manager, Software Engineer, Technology Strategist, UX Expert, Principal Architect and more), having acquired diverse experiences collaborating cross-functionally while partnering with co-founders and executives in Technology, Artificial Intelligence, Software Engineering, UX, and across global organizations, skills, and teams. David has also overseen SaaS and cloud infrastructure while maintaining world-class security, reliability, and scalability for corporate clients. Driven innovation and out of the box Research and Development. Part of his success has come from his skills in out of the box thinking and solution architecture. Additional skills in his tool box include business process design, corporate governance, technology strategy, engineering management and global IT operations while serving as a mentor, coach, and leader to team members.

Furthermore, David was a former **Microsoft MVP (8 years)** and a published author and speaker in software engineering and an active researcher with **Deep Expertise in Artificial General Intelligence (AGI)**, having published numerous scientific papers, books and videos. Some of his high lights include recent scientific research in A.I. Cognitive Architectures, Patients and showcases like keynote demos for top Microsoft executives.



REQUIRED FUNDING



Use of Proceeds

THANK YOU

Leonard S. Johnson "LS"

Email: info@Aieconomy.io

Phone: 949-400-0126

Website: www.aiedc.com

Video Intro:

https://www.youtube.com/watch?v=zyKPjfK3mvk

